UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                        AmeriResource Technologies, Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.0001
                         -------------------------------
                         (Title of Class of Securities)


                                    03072A203
                                 (CUSIP Number)


              3430 Russell Road, Suite 310, Las Vegas, Nevada 89120
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 October 2, 2002
                                 ---------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (   ).



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                                 SCHEDULE 13D
CUSIP No. 03072A203                                               Page 2 of 3

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1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Dharmesh Patel

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2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                        (A) ( )
                                                                        (B) (X)

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

                                      OO
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)[   ]


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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States

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NUMBER OF                    7)  SOLE VOTING POWER                     0
SHARES                       -------------------------------------------------
BENEFICIALLY                 8)  SHARED VOTING POWER           66,958,791
OWNED BY                     -------------------------------------------------
EACH                         9)  SOLE DISPOSITIVE POWER                0
REPORTING                    -------------------------------------------------
PERSON WITH                  10)  SHARED DISPOSITIVE POWER     66,958,791
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  40,175,275

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
                                    ( X )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     36%

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14)  TYPE OF REPORTING PERSON
                                      IN



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Item 1.     Security and Issuer

This statement relates to common stock, par value $0.0001 ("Common Stock"), of AmeriResource Technologies, Inc., a Delaware corporation, with principal executive offices at 3430 East Russell Road, Suite 310, Las Vegas, Nevada 89120 (the "Company"). As of October 2, 2002, ARET's principal executive officers included Dharmesh A. Patel and Delmar A. Janovec.

Item 2.     Identity and Background

This statement is filed by Mr. Dharmesh Patel, resident of the state of Florida ("Patel") whose principal business address is 4000 South Ocean Drive, Suite 100, Hollywood, Florida 33019. Patel has not, during the last five (5) years, been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.     Source and Amount of Funds or Other Consideration

Patel owns 60% of Royal Casino Holdings Corporation, a Florida corporation ("RCH"). Accordingly, Patel did not directly tender consideration for the shares herein disclosed. RCH acquired 66,958,791 shares of the Company in connection with an Exchange Agreement executed with the Company on August 26, 2002. RCH has two wholly owned subsidiaries, Royal Casino Entertainment ("RCE") and Royal Casino Cruises, LLC ("RCC"). Pursuant to the Exchange Agreement, RCH and the Company agreed to exchange a majority interest in RCE and all of RCC for a majority interest in the Company. At Closing, the Company received sixty percent (60%) of RCE's outstanding equity and one hundred percent (100%) of RCC's outstanding equity, and RCH received shares equal to sixty percent (60%) of the Company's issued and outstanding common stock ("Common Stock") or 66,958,791 shares. Additionally, RCH granted the Company an option to acquire an additional twenty percent (20%) of RCE in exchange for additional shares of the Company's Common Stock depending upon the performance of RCE and RCC.

Item 4.     Purpose of Transaction

RCH effected its transaction as a long term investment in the Company and in connection with the Exchange Agreement between RCH and ARET.

Item 5.     Interest in Securities of the Issuer

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Patel may be found in rows 11 and 13 of the cover pages. The powers Patel has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page and derive from Patel's ownership of 60% of RCH. Accordingly, the owners of the remaining 40% of RCH share in the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Exchange Agreement, RCH agreed to grant to the Company an option to acquire an additional twenty percent (20%) of RCE's equity pursuant to the following terms:


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


      a. If, on or before June 30, 2004, RCE and RCC generate joint and cumulative net income in excess of $10 million, then the Company shall have the option to acquire the RCE Option Equity in exchange for 5% of the Company's issued and outstanding equity as of Closing; or

      b. If, on or before June 30, 2004, RCE and RCC generate joint and cumulative net income less than $10 million but revenues in excess of $10 million, then the Company shall have the option to acquire the RCE Option Equity in exchange for 2.5% of the Company's issued and outstanding equity as of Closing; or

      c. If, on or before June 30, 2004, RCE and RCC generate joint and cumulative net income less than $10 million and revenue less than $10 million, then the Company shall have the option to acquire the RCE Option Equity in exchange for 1% of the Company's issued and outstanding equity as of Closing.

Any future acquisition by RCH of the Company's Common Stock will consequently increase Patel's indirect ownership of the Company's Common Stock by virtue of his 60% ownership of RCH.

Item 7.     Material to Be Filed as Exhibits.

The Exchange Agreement executed by and between the Company and RCH on August 26, 2002 is attached hereto as an exhibit.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2002


/s/ Dharmesh Patel
Dharmesh Patel




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                              INDEX TO EXHIBITS

EXHIBIT           PAGE
NO.               NO.         DESCRIPTION
---               ---         -----------

10                *           August 26, 2002 Exchange Agreement between
                              AmeriResource Technologies, Inc. and Royal Casino
                              Holdings Corporation

* Incorporated herein by reference from the Form 8-K filed with the Securities and Exchange Commission on September 6, 2002.






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